BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08003058

RECEIVED
2008 JUN -5 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 3, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 16, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

~~Joyce Ip~~ / Ingrid Chiu

PROCESSED
JUN 10 2008
THOMSON REUTERS

dlw 6/6

Encl.

RECEIVED

2008 JUN -5 P 1:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on May 16, 2008:

1. Revision of the Existing Annual Caps for Certain Continuing Connected Transactions - by China Shipping Container Lines Company Limited, released on June 2, 2008.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

REVISION OF THE EXISTING ANNUAL CAPS FOR CERTAIN CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Company's announcements dated 24 January 2007 and 10 April 2007 and the circular to the Company's shareholders dated 16 February 2007. As previously disclosed, the Company is a party to the Master Supply Agreement and the Revised Master Provision of Containers Agreement. Transactions under the Master Supply Agreement and the Revised Master Provision of Containers Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Owing to the reasons set out below, the Board expects that the existing respective annual caps for the continuing connected transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement will not be sufficient for the Group's current requirements, and therefore proposes to revise the said existing annual caps for the year ending 31 December 2008 and 31 December 2009.

As the proposed annual caps for each of the two years ending 31 December 2008 and 2009 for the transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement respectively are expected to exceed 2.5% of the applicable percentage ratios on an annual basis, therefore, the revision of the respective annual caps for each of the two years ending 31 December 2009 are subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

The Independent Financial Adviser will be appointed to advise the Independent Board Committee, and the Independent Board Committee has been established to advise the Independent Shareholders, in respect of the proposed annual caps for the respective transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement.

A circular containing, among other things:

(a) details of the transactions as set out in this announcement;

(b) a letter from the Independent Financial Adviser to the Independent Board Committee containing its advice on the proposed annual caps for the respective transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement; and

(c) the recommendation of the Independent Board Committee in respect of the matters set out in (b) above,

will be dispatched to the shareholders of the Company in accordance with the Listing Rules as soon as practicable.

I. BACKGROUND

Reference is made to the Company's announcements dated 24 January 2007 and 10 April 2007 and the circular to the Company's shareholders dated 16 February 2007. As previously disclosed, the Company is a party to the Master Supply Agreement and the Revised Master Provision of Containers Agreement. Transactions under the Master Supply Agreement and the Revised Master Provision of Containers Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Owing to the reasons set out below, the Board expects that the existing respective annual caps for the continuing connected transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement will not be sufficient for the Group's current requirements, and therefore proposes to revise the said existing annual caps for the year ending 31 December 2008 and 31 December 2009.

A. Master Supply Agreement

As disclosed in the announcement dated 24 January 2007, on 10 May 2004, the Company entered into the Master Supply Agreement with China Shipping and CSS for the provision of fresh water, vessel fuel, lubricants, spare parts and other materials, generators for containers and other related and ancillary services by: (i) China Shipping, CSS and their respective subsidiaries and associates; to (ii) the Group.

The existing annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the transactions under the Master Supply Agreement, are RMB800,000,000, RMB840,000,000 and RMB850,000,000, respectively.

Based on an internal estimate, the Directors believe that the existing 2008 and 2009 annual caps for the transactions under the Master Supply Agreement will not be sufficient for the Group's current requirements and therefore propose to revise the existing 2008 and 2009 annual caps to RMB1,750,000,000 and RMB2,020,000,000 respectively. Payment for goods and services purchased under the Master Supply Agreement is usually settled within 10 days and will be settled out of the general working capital of the Company. In arriving at such revised annual caps, the Directors have considered the following factors:

(1) The historical figures (as set out in Part III of this announcement) for 2005 to 2007.

(2) During the period from 1 January 2008 to 31 March 2008, the aggregate transaction value of the continuing connected transactions under this agreement was RMB318,448,000, which accounts for approximately 38% of the existing annual cap for 2008.

(3) The average market price of the continuing connected transactions under this agreement is expected to increase 32.6% and 35.3% respectively for each of the two years ending 31 December 2008 and 2009 as compared with the year ended 31 December 2007. Such estimated significant increase is mainly due to an estimated significant increase in the market price of vessel fuel to be purchased under this agreement, because the transaction value of vessel fuel to be purchased under this agreement is expected to represent approximately 90.8% and 91.6% of the total transaction value of all transactions under this agreement for each of the two years ending 31 December 2008 and 2009 respectively.

The expected increase in the market price of vessel fuel is based on an expected increase in the average price of WTI crude oil, which has been continuously increasing. For instance, the average price of WTI crude oil has increased from an average price of USD59.8/barrel during January to April 2007 to USD101.4/barrel during January to April 2008, representing a 69.6% increase. As a result of such increase in the average price of WTI crude oil, the average unit price of vessel fuel to be purchased by the Group for the year ending 31 December 2008 is expected to reach RMB4,900/tonne, representing an increase of approximately 9.48% as compared with the average unit price of vessel fuel purchased by the Group of RMB4,558/tonne during January to April 2008. It is expected that the average unit price of vessel fuel to be purchased by the Group for the year ending 31 December 2009 will reach RMB5,000/tonne, representing an increase of approximately 9.7% as compared with the average unit price of vessel fuel of RMB4,558/tonne during January to April 2008.

(4) The total volume of transactions under this agreement is expected to increase 120% and 154% respectively for each of the two years ending 31 December 2008 and 2009 as compared with the year ended 31 December 2007. As set out above, the transaction value of vessel fuel constitutes a significant part of all transactions under this agreement. Therefore, such estimated significant increase in the volume of transactions under this agreement is due to an estimated significant increase in the volume of vessel fuel to be purchased under this agreement.

The significant increase in the volume of vessel fuel to be purchased under this agreement is due to more large vessels (each with a shipping capacity of over 4,000TEU) being put into operation for domestic trade lanes as a result of the development of the domestic container shipment market and the opening up of premium trade lanes for domestic trade by the Group. For these domestic trade lanes, the Group usually purchase vessel fuel from China Shipping and CSS since the quality, delivery time, price and terms of settlement of the vessel fuel supplied by China Shipping and CSS are more favourable to the Group than those provided by independent third parties. It is expected that 20 large vessels (each with a shipping capacity of over 4,000TEU) for domestic trade lanes will be put into operation by the Group by the end of 2008, which is expected to result in an increase of 122% in the total volume of fuel to be purchased as compared with 2007.

The Company will ensure that the existing annual cap for 2008 for the transactions under the Master Supply Agreement will not be exceeded before obtaining the Independent Shareholders' approval, as required under Rule 14A.36 of the Listing Rules.

B. Revised Master Provision of Containers Agreement in respect of Containers to be Purchased by the Group

As disclosed in the announcement dated 24 January 2007, pursuant to the Revised Master Provision of Containers Agreement entered into between the Company with China Shipping on 10 April 2007, China Shipping shall supply (including sell and/or lease), and shall procure that its subsidiaries and associates manufacture and supply (including sell and/or lease), containers to the Group.

The existing annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement are RMB1,131,000,000, RMB285,000,000 and RMB182,000,000 respectively.

Based on an internal estimate, the Directors believe that the existing 2008 and 2009 annual caps for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement will not be sufficient for the Group's current requirements and therefore propose that the existing annual caps for each of the two years ending 31 December 2009 be revised to RMB1,520,000,000 and RMB1,020,000,000 respectively. Payment for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement is usually settled within 60 days and will be settled out of the general working capital of the Company. In arriving at such revised annual caps, the Directors have considered the following factors:

(1) The historical figures (as set out in Part III of this announcement) for 2005 to 2007.

(2) According to the Group's expected business development and the executed vessel purchase agreements, it is expected that the shipping capacity of the Group will increase by 61,576TEU during the period from 31 December 2007 to 31 December 2008; and it is expected that the shipping capacity of the Group will increase by 5,000TEU during the period from 31 December 2008 to 31 December 2009.

(3) As certain container lease agreements have expired, it is expected that the volume of containers that need to be newly added for each of the two years ending 31 December 2008 and 2009 are 148,100TEU and 70,000TEU respectively.

(4) The Group intends to purchase, instead of lease, additional containers to fulfil its needs. This is mainly because container rental charges have increased more rapidly than the manufacture cost of containers since 2008. The current market price of daily rental charges of container is approximately USD0.78/20`ST, representing an approximate 50% increase as compared with the average daily rental charges of USD0.52/20`ST for the year ended 2007. Therefore, the Group intends to increase the percentage of containers purchased by it as a percentage of the total number of containers used by it from the existing 20% to 69% and 77% for the years ending 31 December 2008 and 2009 respectively.

(5) Due to the significant increase in market price of raw materials, such as steel and timber, as well as labour cost, the market price of container has been rising significantly. The average market price of container has increased from USD1,800/20'ST in the second half of 2007 to USD2,400/20'ST in April 2008, representing an approximate 33% increase. The average market price of container is expected to be increased from USD2,400/20'ST in April 2008 to USD2,700/20'ST for the year ending 2009, representing an approximate 13% increase.

During the period from 1 January 2008 to 31 March 2008, the aggregate transaction value of the containers purchased by the Group under this agreement was RMB59,280,000, which accounts for approximately 21% of the existing annual cap for 2008. The Company will ensure that the existing annual cap for 2008 for the purchase of containers by the Group under the Revised Master Provision of Containers Agreement will not be exceeded before obtaining the Independent Shareholders' approval, as required under Rule 14A.36 of the Listing Rules.

II. REASONS FOR AND BENEFITS OF TRANSACTIONS

Due to the long established and close business relationship between the members of the Group and the China Shipping Group, a number of transactions have been entered into and are to be entered into between the Group and the relevant connected persons and their respective subsidiaries and associates, which are individually, significant and collectively essential to the core business and operation of container marine transportation of the Group.

In addition, as China Shipping is one of the key state-owned enterprises and is a large shipping conglomerate that operates across different regions, sectors and countries, and the relevant connected persons, all of which are associates of China Shipping, are well-known marine transportation corporations with outstanding competency in shipping industry and have developed good experience and service systems in respect of the products and services under the continuing connected transactions set out above. The cooperation with China Shipping and other connected persons enables the Group to fully leverage on their advantages to achieve better operating performance.

Finally, the terms and conditions provided by the connected persons in relation to the continuing connected transactions set out above are generally more favourable to the Group than those provided by independent third parties to the Group, or those provided by the connected persons to independent third parties.

In light of the above factors, the Directors (excluding the independent non-executive Directors) consider that the terms of the above continuing connected transactions are fair and reasonable on normal commercial terms, and that it is in the best interest of the Company and its shareholders as a whole to continue these continuing connected transactions with the relevant connected persons. The opinion of the independent non-executive Directors will be formed after taking into account the advice to be provided by the Independent Financial Adviser, which will be set out in the circular to be dispatched to the shareholders of the Company.

III. HISTORICAL CAPS, HISTORICAL FIGURES AND PROPOSED CAPS

The following tables set out the respective historical caps, historical figures and future caps of: (i) the transactions under the Master Supply Agreement, details of which are set out in Part II of this announcement; and (ii) the transactions under the Revised Master Provision of Containers Agreement, details of which are set out in Part II of this announcement.

(RMB'000)

	Relevant Transactions	Historical Caps for 2005-2007		Historical Figures for 2005-2007		Proposed Annual Revised Caps for 2008	Proposed Revised Annual Caps for 2009
1)	The transactions under the Master Supply Agreement	350,000	2005	346,144	2005	1,750,000	2,020,000
		484,000	2006	474,523	2006		
		800,000	2007	796,050	2007		
2)	The purchase of containers by the Group under the Revised Master Provision of Containers Agreement	N/A	2005	250,448	2005	1,520,000	1,020,000
		870,960	2006	837,731	2006		
		1,131,000 *(See Note)*	2007	724,904	2007		

Note: These historical caps were initially stated and approved in US$ and have been converted to RMB in this table for ease and consistency of reference.

IV. IMPLICATIONS UNDER THE LISTING RULES

China Shipping is the controlling shareholder of the Company. Therefore, China Shipping and its associates, including CSS, are connected persons of the Company under the Listing Rules. The transactions between the Company and China Shipping and its associates, including CSS, under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement constitute continuing connected transactions of the Company. The Company confirms that the transactions contemplated under the Master Supply Agreement are of a revenue nature in the ordinary and usual course of business of the Company and therefore are exempted from the requirements under Chapter 14 of the Listing Rules.

As the proposed revised annual caps for each of the two years ending 31 December 2008 and 2009 for the transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement respectively are expected to exceed 2.5% of the applicable percentage ratios on an annual basis, therefore, the revision of the respective annual caps for each of the two years ending 31 December 2009 are subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

V. GENERAL INFORMATION

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries. The China Shipping Group (including the Group) has five specialised shipping fleets (including oil tankers, tramps, passenger vessels, container vessels and special vessels).

CSS is principally engaged in providing vessel-related fuel oil, bonded oil, diesel fuel, lubricant, material and spare parts at costal ports.

The Board (excluding the independent non-executive Directors) considers that the proposed annual caps for each of the two years ending 31 December 2009 for the Master Supply Agreement and the purchase of containers by the Group under the Revised Master Provision of Containers Agreement respectively are fair and reasonable. The opinion of the independent non-executive Directors will be formed after taking into account the advice to be provided by the Independent Financial Adviser, which will be set out in the circular to be dispatched to the shareholders of the Company.

The Independent Financial Adviser will be appointed to advise the Independent Board Committee, and the Independent Board Committee has been established to advise the Independent Shareholders, in respect of the proposed annual caps for the respective transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement.

A circular containing, among other things:

(a) details of the transactions as set out in this announcement above;

(b) a letter from the Independent Financial Adviser to the Independent Board Committee containing its advice on the proposed annual caps for the respective transactions under the Master Supply Agreement and in respect of the purchase of containers by the Group under the Revised Master Provision of Containers Agreement; and

(c) the recommendation of the Independent Board Committee in respect of the matters set out in (b) above,

will be dispatched to the shareholders of the Company in accordance with the Listing Rules as soon as practicable.

VI. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"associate"	has the meaning ascribed thereto under the Listing Rules.
"Board"	the board of directors of the Company.

"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a wholly PRC state-owned enterprise and the controlling shareholder of the Company.
"China Shipping Group"	China Shipping and its subsidiaries and associates (excluding the Group).
"Company"	China Shipping Container Lines Company Limited (中海集装箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange.
"CSS"	China Shipping & Sinopec Suppliers Co., Ltd. (中石化中海船舶燃料供應有限公司), a limited liability company incorporated in the PRC jointly controlled by China Shipping and Sinopec Sales Company Limited (中國石化銷售有限公司) (i.e. owned as to 50% by each of them).
"Directors"	the directors of the Company.
"Group"	the Company and its subsidiaries.
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC.
"Independent Board Committee"	a committee of the Board comprising all the independent non-executive Directors, namely, Mr. Hu Hanxiang, Mr. Wang Zongxi, Mr. Shen Kangchen, Mr. Shen Zhongying and Mr. Jim Poon (also known as Zhanyuan Pan).
"Independent Financial Adviser"	an independent financial adviser to be appointed to advise the Independent Board Committee in respect of the continuing connected transactions stated in this announcement.
"Independent Shareholders"	the shareholders of the Company, except the China Shipping Group.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Master Supply Agreement"	the master supply agreement dated 10 May 2004 entered into between the Company, China Shipping and CSS, under which China Shipping, CSS and their respective subsidiaries and associates shall provide fresh water, vessel fuel, lubricants, spare parts and other materials, generators for containers and other related and ancillary services to the Group.
"PRC"	the People's Republic of China.

"Revised Master Provision of Containers Agreement"	the master provision of containers agreement entered into between the Company and China Shipping on 4 April 2007, which is based on the original master provision of containers agreement for the manufacture and supply (including sale and/or lease) of containers by the China Shipping Group to the Group.
"RMB"	Renminbi, the lawful currency of the PRC.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"TEU"	twenty-foot equivalent units, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.
"US$"	United States dollars, the lawful currency of the USA.
"WTI"	West Texas Intermediate, also known as Texas Light Sweet, is a type of crude oil used as a benchmark in oil pricing.
"20'ST"	standard container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
2 June 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00=RMB8.00.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END